EXHIBIT 99.1

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 1114)

ANNOUNCEMENT
APPOINTMENT OF INDEPENDENT NON-EXECUTIVE DIRECTOR
AND
RETIREMENT OF INDEPENDENT NON-EXECUTIVE DIRECTOR

The board of directors (the “Board”) of Brilliance China Automotive Holdings Limited (the “Company”) announces the appointment of Mr. Chen Jianming as an independent non-executive director of the Company with effect from 25th June, 2004. The brief biography of Mr. Chen Jianming is set out below.

Mr. Chen Jianming, aged 39, was appointed as an independent non-executive director of the Company on 25th June, 2004. Mr. Chen obtained a bachelor’s degree in economics from Zhongnan University of Economics and Finance in 1985. He was awarded a doctorate degree in economics by the Fiscal Science Research Institute of the Ministry of Finance in 1998. Mr. Chen is a certified public accountant in the People’s Republic of China (“PRC”) and was approved as a senior accountant by The Committee of Professional Headship Evaluation of the Ministry of Finance in 1996. Mr. Chen has been the senior partner of Pan-China Certified Public Accountants Co. Ltd, a firm of certified public accountants in the PRC since August 1998. Before joining Pan-China Certified Public Accountants Co. Ltd, Mr. Chen was the Deputy Director of the Professional Standards Department of the Chinese Institute of Certified Public Accountants between 1989 and 1998. Between 1985 and 1989, Mr. Chen taught at the Department of Accounting of The Central University of Finance and Economics in the PRC.

Mr. Chen has over 20 years of accounting/auditing experience and has substantial experience in auditing financial statements of large and listed enterprises. From 1992 to 1993, Mr. Chen worked at KPMG in Melbourne, Australia and has participated in audits of over 10 companies. As the senior partner of Pan-China Certified Public Accountants Co. Ltd, Mr. Chen has worked with the “Big-4” international accounting firms in the audit work of a number of PRC enterprises. In addition, Mr. Chen is experienced in reviewing and analyzing audited financial statements of listed companies. He has supervised and participated in the audit work of 12 large enterprises in preparation for the listing of such enterprises. Mr. Chen was a member of the Listing Approval Committee of The Chinese Securities Regulatory Commission from November 1995 to December 1999 and was involved in the listing approval of over 100 A-share and B-share listing applicants. Mr. Chen does not hold any position in any subsidiaries of the Company, apart from his directorship with the Company. He has not held any directorship in any listed public companies in the last three years.

There is no service agreement between the Company and Mr. Chen. The appointment of Mr. Chen has no fixed term. Under the bye-laws of the Company, Mr. Chen will hold the office of director until the next annual general meeting of the Company and will retire at that annual general meeting, but is eligible for re-election. The amount of emoluments payable to Mr. Chen has not been fixed. As an independent non-executive director of the Company, the emoluments of Mr. Chen will be determined by the Board with reference to the remuneration benchmark in the market for independent non-executive directors of companies listed on The Stock Exchange of Hong Kong Limited.

Other than the relationship arising from his being an independent non-executive director of the Company, Mr. Chen does not have any relationship with any other directors, senior management,

substantial shareholders or controlling shareholders of the Company. As at the date of this announcement, Mr. Chen was not interested or deemed to be interested in any shares of the Company or underlying shares pursuant to Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

The Board also announces that Mr. Yi Min Li has retired as an independent non-executive director of the Company at the annual general meeting of the Company held on 25th June, 2004 due to other business commitments. Mr. Yi has confirmed that he has no disagreement with the Board and does not have any other matters that need to be brought to the attention of holders of shares of the Company. The Board would like to express its appreciation for the contribution of Mr. Yi to the Company during his term of service.

As at the date of this announcement (following the retirement of Mr. Yi Min Li and the appointment of Mr. Chen Jianming), the Board comprises Mr. Wu Xiao An (also known as Mr. Ng Siu On), Mr. Hong Xing, Mr. Su Qiang (also known as Mr. So Keung), Mr. He Tao (also known as Mr. Ho To) and Mr. Yang Mao Zeng, all of whom are executive directors; Mr. Wu Yong Cun and Mr. Lei Xiaoyang, both of whom are non-executive directors; and Mr. Xu Bingjin and Mr. Chen Jianming, both of whom are independent non-executive directors.

By order of the Board Brilliance China Automotive Holdings Limited Wu Xiao An (also known as Ng Siu On) Chairman

Hong Kong, 25th June, 2004

* for identification purposes only